UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Veolia Environnement

 (Name of Issuer)

Ordinary shares, nominal value €5 per share,
represented by American Depositary Shares (as evidenced by American Depositary Receipts), each American Depositary Share representing one ordinary share

 (Title of Class of Securities)

92334N103

 (CUSIP Number)

Groupe Industriel Marcel Dassault 9, Rond Point des Champs Elysées – Marcel Dassault 75008 Paris France +33.1.53.76.93.00 Attn: Madame Josée Sulzer	with a copy to: Cleary Gottlieb Steen & Hamilton LLP 12, rue de Tilsitt 75008 Paris France +33.1.40.74.68.00 Attn: Andrew A. Bernstein

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Groupe Industriel Marcel Dassault, SAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES	7	SOLE VOTING POWER 24,267,204
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 720,962
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 24,267,204
WITH	10	SHARED DISPOSITIVE POWER 720,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,988,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.06
14	TYPE OF REPORTING PERSON HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dassault Belgique Aviation, SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 720,962
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 720,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15
14	TYPE OF REPORTING PERSON HC

This Amendment No. 1 (the “First Amendment”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on March 22, 2010 (as amended, the “Statement”) relating to the ordinary shares of nominal value €5 per share, represented by American Depositary Shares (evidenced by American Depositary Receipts), each American Depositary Share representing one ordinary share (the “Shares”), of Veolia Environnement, a société anonyme organized under the laws of France (the “Issuer”).  The principal executive office of the Issuer is located at 36/38, avenue Kléber, 75116 Paris, France.

Item 2. Identity and Background.

The names of the persons filing this statement are (i) Groupe Industriel Marcel Dassault, SAS, a société par actions simplifiées organized under the laws of France (“GIMD”) and (2) Dassault Belgique Aviation, SA, a société anonyme organized under the laws of Belgium (“DBA”).  DBA is held 99.94% by GIMD.

(1)           GIMD is a holding company that, through its subsidiaries, engages in civil aviation and military businesses: the design and manufacture of civil and military aircraft; the development and integration of complex systems; manufacture of interior fittings for private companies and governments; and the provision of maintenance, management, technical support, and aircraft operation consulting services.  GIMD also owns 43.84% of Dassault Systèmes SA, which is listed on the Euronext Paris and which has American Depositary Shares outstanding in the United States.  The principal offices of GIMD are located at 9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris.  The names of each executive officer and director of GIMD are set forth on Schedule A.

GIMD is ultimately controlled by Monsieur Serge Dassault, Madame Nicole Dassault and Monsieur Claude Dassault.  Their names and addresses are set forth on Schedule A.

(2)           DBA is a owned 99.94% by GIMD.  DBA is also a holding company that, through its subsidiaries, engages in civil aviation and military businesses, and its principal office is located at Rue de Strasbourg 13, 1130 Haren, Belgium.  The names of each executive officer and director of DBA are set forth on Schedule B.

Item 3. Source and Amount of Funds or other Consideration.

The source of funding for acquisitions of the Issuer’s Shares by GIMD and DBA has been the general working capital of GIMD and DBA respectively.

Item 4. Purpose of Transaction.

Groupe Industriel Marcel Dassault, as part of a long-term commitment to participate in the capital of Veolia Environnement, passed the 5% ownership threshold in Veolia Environnement’s Shares on March 11, 2010.  GIMD believes that the Issuer’s business model, strong management and development strategy reflect a strong growth potential.

By letter agreement dated March 24, 2010, an English translation of which is attached hereto as Exhibit 2  (the “Letter Agreement”), Veolia Environnement agreed that so long as GIMD holds more than 5% of its share capital and voting rights, it will seek approval from its Annual Shareholders Meeting for the appointment (i) of a director and a censeur designated by GIMD, the first director being GIMD represented by M. Olivier Costa de Beauregard and the first censeur being M. Thierry Dasssault. (ii) to appoint GIMD as a member of the Nominations and Compensation Committee and the Audit Committee of its board of directors, subject to the appointment of the GIMD representative as a director by the Annual Shareholders Meeting, and (iii) to have a person designated by GIMD appointed as a director of Veolia Eau – Compagnie Générale des Eaux, the first director being M. Thierry Dassault.

GIMD agreed to maintain its 5% holding of the Issuer’s Shares voting rights for a period of five years, and in the two years following that period, to dispose of its Shares in an orderly manner, as described in more detail in the Letter Agreement

On March 24, 2010, Veolia Environnement announced the terms of this letter agreement.

Other than as described above, GIMD and DBA do not presently have any plans or proposals that relate to or that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b)     GIMD directly owns  20,696,851 Shares, representing 4.19% of the Issuer’s share capital and voting rights, and 3,570,353 options, exercisable prior to April 30, 2010, to acquire Shares, which represent 0.72% of the Issuer’s share capital and voting rights.  When these options are exercised, GIMD will directly hold 24,267,204 Shares or 4.92% of the Issuer’s share capital and voting rights.  In addition, GIMD, by virtue of its 99.4% interest in DBA, is the beneficial owner of 720,962 Shares held by DBA, and shares the right to vote and dispose of these Shares with DBA.  In aggregate therefore, GIMD is the beneficial owner of 24,988,166 Shares representing 5.06% of the share capital and voting rights of the Issuer.

Mme. Nicole Dassault holds 824 of the Issuer’s Shares.  M. Olivier Costa de Beauregard, Managing Director and Deputy Executive Officer of GIMD and Managing Director of DBA, owns 580 of the Issuer’s Shares.  Other than Mme. Dassault and M. Costa de Beauregard, to the best knowledge of GIMD, no director or executive officer listed on Schedule A, or any of GIMD’s control persons, owns or has any right to acquire, directly or indirectly, any of the Issuer’s Shares.

DBA directly owns 720,962 Shares, representing 0.15% of the capital stock and voting rights of the Issuer.  DBA shares the right to vote and dispose of these Shares with its parent company GIMD.  M. Loik Segalen, member of the board of directors of DBA owns 60 of the Issuer’s Shares.  Other than M. Segalen and M. Costa de Beauregard, to the best knowledge of DBA, no director or executive officer listed on Schedule B owns or has any right to acquire, directly or indirectly, any of the Issuer’s Shares.

(c)           Within the past sixty days, the following transactions in the Issuer’s Shares were effected:

•
GIMD – Within the past sixty days, GIMD has acquired 8,120,287 of the Issuer’s Shares on the public market at the prevailing market price.  In addition, GIMD purchased options to purchase 1,486,925 of the Issuers Shares; these options were purchased from investment banking institutions at prices based on the prevailing market prices at the time of purchase.

•	DBA - On March 8, 2010, DBA sold 100,840 of the Issuer’s Shares to GIMD for a price of $23.80 per share, the market price at that time.

•	To the best knowledge of GIMD and DBA, no person listed on Schedule A or Schedule B has engaged in any transaction in the Issuer’s Shares in the past sixty days.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GIMD or DBA or, to the best knowledge of GIMD or DBA, any of the Shares beneficially owned by the persons identified on Schedule A or Schedule B.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

As of March 25, 2010, GIMD held options to purchase 3,570,353 of the Issuer’s Shares, as part of its stock buying program with an investment banking counterparty.  GIMD has also sold put options which would enable the counterparty to put 1,140,765 of the Issuer’s Shares to GIMD.  These put options can be settled through the purchase of the underlying Shares or through cash settlement.

Item 7. Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement dated as of March 22, 2010 between Groupe Industriel Marcel Dassault, SAS and Dassault Belgique Aviation, SA
2	Letter Agreement dated as of March 24, 2010 between Groupe Industriel Marcel Dassault, SAS and Veolia Environnement

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GROUPE INDUSTRIEL MARCEL DASSAULT, SAS /s/ Olivier Costa de Beauregard
Name:	Olivier Costa de Beauregard
Title:	Managing Director and Deputy Executive Officer

DASSAULT BELGIQUE AVIATION, SAU /s/ Olivier Costa de Beauregard
Name:	Olivier Costa de Beauregard
Title:	Managing Director

Dated: March 25, 2010

Signature to Schedule 13D/A dated March 25, 2010

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING

GROUPE INDUSTRIEL MARCEL DASSAULT, SAS

Name	Business Address	Present Principal Occupation or Employment	Citizenship
M. Serge Dassault*	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Chairman of the Board and Chief Executive Officer - GIMD	France
Mme. Nicole Dassault*	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France		France
M. Olivier Costa de Beauregard	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Managing Director and Deputy Executive Officer - GIMD	France
M. Claude Dassault*	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Managing Director - GIMD	France

 * Persons ultimately controlling the voting and dispositive power over the Shares held by GIMD.

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING DASSAULT BELGIQUE AVIATION SA

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
M. Laurent Dassault, President	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Strategic and Organizational Development Advisor for Groupe Industriel Marcel Dassault		France
M. Gerard Limat, Vice President	Route de Gy 27 1252 Meinier, Geneva, Switzerland	President of the Switzerland subsidiaries of Groupe Industriel Marcel Dassault	Terramis / Sita Financial Company Route de la Heitera 14, 1700 Fribourg, Switzerland	Switzerland
M. Olivier Costa de Beauregard, Managing Director	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Managing Director and Deputy Executive Officer – Groupe Industriel Marcel Dassault		France
M. Loik Segalen, Member of the Board	78 quai Marcel Dassault, 92552 Saint Cloud, France	Managing Director of Economic and Finance Matters for Dassault Aviation	Dassault Aviation Military and Civil Aircraft 78 quai Marcel Dassault 92552 Saint Cloud, France	France
M. Gautier Bataille de Longprey, Member of the Board	DeGroof Bank, SA 44, Rue de L’Industrie, 1040 Bruxelles, Belgium	Managing Director, DeGroof Bank, SA		Belgium